1600 - 409 Granville St. Vancouver, B.C. V6C 1T2

Cusac’s Sanders Steps Down

For Immediate Release.   Vancouver, BC, December 7, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac" or the “Company”),  reports  that Mr. George Sanders has stepped down from the board of directors of the Company.   Cusac  wishes to thank Mr. Sanders for his significant contributions to the Company during his years of  service and wishes him well in his future endeavors.   Cusac previously announced its intention  to merge with Hawthorne Gold Corp. and Mr. Sanders was not expected to continue with the  merged entity.

CUSAC GOLD MINES LTD.	For Further Information Call: 1-800-670-6570 (Canada)
PER:
Or 1-800-665-5101 (USA)
	Email:	info@cusac.com
	Web:	www.cusac.com

David H. Brett, MBA

President & CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this  release.